

July 28, 2020

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise West Coast Opportunistic REIT, LLC
11 DuPont Circle, NW, 9th Floor
Washington, DC 20036

> **Re: Fundrise West Coast Opportunistic REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 1, 2020**
> **File No. 024-11254**

Dear Mr. Miller:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger